SECURITIES AND EXCHANGE COMMISSION

                   Washington, DC 20549

                         FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
           THE SECURITIES EXCHANGE ACT OF 1934

                For the month of SEPTEMBER, 2003
              -------------------------------

          P.T.Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                     Indosat Building
               Jalan Medan Merdeka Barat, 21
                 Jakarta 10110 - Indonesia
         (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.)

            Form 20-F   X        Form 40-F ____
                      -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

            Yes  _____     No     X
                                -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

INDOSATS SYARIAH MUDHARABAH BOND HOLDERS MEETING APPROVED
    THE AMENDMENT TO TRUSTEE AGREEMENT RELATED TO
            INDOSAT TRANSFORMATION  PROGRAM


Jakarta, 15 September 2003. PT Indonesian Satellite
Corporation Tbk. (Indosat or The Company) today held the
Indosat Syariah Mudharabah Bond Holders Meeting at its headquarters, Jl. Medan Merdeka Barat 21, Jakarta.
The Syariah Mudharabah Bond Holders Meeting has approved with unanimously 100% approved the meeting resolutions namely amending the trustee agreement relating to Indosats
Transformation Program which will involve the merger of Satelindo & IM3 and Bimagraha into Indosat and allowing corporate guarantee from Satelindo to Indosat & IM3 and from IM3 to Indosat for its long term obligation until the merger becomes effective. The bond holders meeting also approved the changes in its Syariah Mudharabah Bond covenant from previously minimum Current Ratio of 1:1 into maximum Debt plus Procurement Payable to EBITDA ratio of 3.5 : 1, as well as the change in revenues sharing (Nisbah) scheme from previously based on Satelindos satellite revenues Indosats satellite consolidated revenues.

We are very pleased with the outcome of the Syariah
Mudharabah Bond Holders Meeting which has approved the amendment to Trustee Agreement related to Indosats
Ttransformation Pprogram. The Transformation Program is very important for Indosats future as to abe one leading telecommunication and information provider in Indonesia.
Therefore, we would like to thank all Syariah Mudharabah
Bond holders for their approval, and in turn, we look forward to their continued investment in our bonds, said
Widya Purnama, President Director of Indosat.

Indosat is a leading telecommunication and information provider in Indonesia providing : cellular, fixed telecommunication and multimedia, data communication & internet (MIDI). In the first quarter 2003, cellular business contributed 57.5% of Companys operating revenues, IDD (25.4%) and MIDI & others (17.1%).Indosats shares are listed in the Jakarta and Surabaya Stock
Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).


For Further Information Please Contact :

Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com

PT AAA Sekuritas
Amiruddin
Telp : 62-21-5152640
Fax  : 62-21-5152266

                    SIGNATURES

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


             P.T.Indonesian Satellite Corporation Tbk


Date: September 25, 2003 By: /s/ Widya Purnama
                   -------------------------------
                   Name: Widya Purnama
                   Title: President

Insert : Paragraf tentang Indosat (as usual).